

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2018

Via E-mail

Robert B. Stewart, Jr.
President
Acacia Research Corp.
520 Newport Center Drive
Newport Beach, California

>   **Re: Acacia Research Corp.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed April 2, 2018**
>   **File No. 001-37721**

Dear Mr. Stewart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed on April 2, 2018

Who will bear the cost of this solicitation?, page 5

1. You state that "proxies may also be solicited in person, by telephone, or by facsimile by our directors, officers and employees without additional compensation."

    a. Please revise to describe the class or classes of employees. Refer to Item 4(b)(2) of Schedule 14A.

    b. Please be advised that all written soliciting materials must be filed under the cover of Schedule 14 on the date of first use. Refer to 14a-6(b) and (c). Please confirm your understanding.

Background of the Solicitation, page 7

2. To the extent there was communication between representatives of the company and representatives of Sidus prior to January 26, 2018, please revise to describe such communications leading up to the contested solicitation (including who participated on each side, who initiated the communication, and the form of the communication) or tell us in your response letter why you have determined that this information is not material.

3. You state that, on March 8, 2018, without accepting your invitation to continue discussions, Sidus delivered to you a notice of its intention to nominate two or three director candidates for election to the Board. Please revise to provide the dates and how the invitation for further discussion was made to representatives of Sidus.

4. To the extent representative of the company received a request from any representatives of Sidus between January 26, 2018 and March 8, 2018 with respect to a scheduling a meeting with Mr. Graziadio, please revise to provide the dates and details of such requests, and the company's response(s), including why the requests were not granted, if applicable.

5. In March 2018, the board of directors adopted a resolution increasing the size of the board of directors from six to eight directors and appointing Joseph E. Davis as a Class I director and appointing Mr. Falzone as a Class II director. Please revise, where applicable, to explain why the Board increased the size of the board of directors. Your revised disclosure should also address the reasons for the timing of the expansion of the board at a time when the company had already received notice from Sidus of its board nominations of possibly three and then later two board nominees. In addition, note the effect of the board expansion on the outcome of the existing competing solicitation by Sidus; it appears that expanding the size of the board in the face of a proxy contest will have the effect of diluting the board representation of Sidus' nominees even if they are elected to the board.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Robert B. Stewart, Jr.
Acacia Research Corp.
April 12, 2018
Page 3

        Please contact Folake Ayoola, Special Counsel, at (202) 551-3673 or me at (202) 551-3263 with any other questions.

                                        Sincerely,

                                        /s/ Christina Chalk

                                        Christina Chalk
                                        Senior Special Counsel
                                        Office of Mergers and Acquisitions

cc: Dennis Block (via email)
        Dmitriy Tartakovskiy (via email)
        GreenbergTraurig LLP